

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Peter Benevides
Chief Financial Officer
Olo Inc.
99 Hudson Street
10th Floor
New York, NY 10013

> **Re: Olo Inc.**
> **Form 8-K dated February 22, 2023**
> **Response dated May 10, 2023**
> **File No. 001-40213**

Dear Peter Benevides:

We have reviewed your May 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2023 letter.

Form 8-K Filed February 23, 2023

Exhibit 99.1, page 1

1.   We note your response to comment 1. Please tell us the Net income, non-GAAP effective tax rate for each period presented and explain why it's reasonable. Also, explain why it's appropriate to use GAAP tax benefits considering your history of significant Net income, non-GAAP. In this regard, you should include current and deferred income tax expense commensurate with this non-GAAP measure of profitability. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services